Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2023 Third Quarter and Year-to-date Results

COLUMBUS, Ohio (October 27, 2023) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the nine months and three months ended September 30, 2023. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer, said “The Company achieved record revenue for the first nine months and third quarter of 2023. Sales benefited from further implementation of our long-term growth strategy led by increased marketing initiatives and manufacturing efficiencies. The Company is also pursuing market opportunities through research and development projects, including an innovative rotatable precious metal target product. We entered the final quarter of 2023 with a strong order backlog.”

Revenue

The Company achieved record revenue for the nine months and three months ended September 30, 2023. Year-to-date revenue increased 19% to $20,954,960 compared to $17,648,275 a year ago. For the third quarter of 2023, revenue increased 32% to $7,700,123 from $5,816,838 the prior year. Higher volume was the key factor which contributed to the increases for both periods compared to last year. Raw material costs were lower for the first nine months of 2023 and higher for the 2023 third quarter versus the same periods in 2022.

Order backlog was $6.1 million on September 30, 2023, compared to $4.1 million at 2022 year-end and $4.2 million on the same date last year. Customer order rates have been strong throughout 2023, which include a substantial number of intra-quarter shipments.

Gross profit

Gross profit increased 12% and 18%, respectively, for the nine months and three months ended September 30, 2023, compared to a year ago. For the 2023 year-to-date period, gross profit increased to $3,964,870 from $3,543,352 last year. Gross profit for this year’s third quarter increased to $1,386,663 from $1,171,583 for the same period in 2022 due to higher revenue and product mix.

Operating expenses

Operating expenses (general and administrative, research and development (R&D), and marketing and sales) increased 17% to $2,015,617 for the 2023 year-to-date period from $1,727,901 last year. This increase was primarily due to higher compensation and benefits, external R&D consulting and expenses related to exhibiting at additional trade shows in 2023.

Operating expenses for the 2023 third quarter increased 20% to $676,454 versus $561,868 in 2022. Higher compensation and benefits, external consulting and travel expenses related to trade shows were key factors that contributed to the year-over-year increase.

Interest (income)/expense, net

Net interest income was $194,143 for the first nine months of 2023 compared to net interest expense of $11,899 last year. For the 2023 third quarter, net interest income increased to $81,252 from $363 a year ago. Both periods in 2023 benefited from the Company’s investments of approximately $2,000,000 in marketable securities during the third quarter of 2022 and subsequently higher interest rates.

Income tax expense

Income tax expense increased to $515,233 for the first nine months of 2023 from $311,575 a year ago. The 2023 third quarter income tax expense was $212,677 versus $167,375 for the same period last year. The effective tax rate for the first nine months of 2023 was 24% compared to 22% for the 2022 calendar year.

Net income

Net income increased 9% and 31%, respectively, for the nine months and three months ended September 30, 2023, compared to a year ago. For the 2023 year-to-date period, net income increased to $1,628,163 from $1,491,977 last year. Net income for the 2023 third quarter increased to $578,784 from $442,703 a year ago. Both periods in 2023 benefited from higher revenue and gross profit, partially offset by higher operating and income tax expenses.

Earnings per share for the 2023 year-to-date period were $0.36 compared to $0.33 for the same period last year. The 2023 third quarter earnings per share increased to $0.13 from $0.10 a year ago.

Cash and investments

Cash and cash equivalents were $5,798,613 on September 30, 2023, an increase of 47% since December 31, 2022. The Company also had investments in approximately $2,000,000 of marketable securities on September 30, 2023. The increase in cash and cash equivalents is attributable to net cash provided by operating activities, partially offset by investment in the Company’s manufacturing footprint and acquisition of production equipment.

Debt outstanding

Total debt outstanding, comprised entirely of current finance lease obligations, was $71,178 on September 30, 2023, representing a decrease of 51% compared to $146,516 at 2022 year-end. There were $75,338 of principal payments during the first nine months of 2023.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at  www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2022. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	September 30,	December 31,
	2023	2022
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$5,798,613	$3,947,966
Investments - marketable securities, short term	1,000,000	989,265
Accounts receivable, less allowance for doubtful accounts	1,291,150	895,839
Inventories	3,187,221	2,177,917
Prepaid purchase orders and expenses	1,263,067	136,134
Total current assets	12,540,051	8,147,121

Property and Equipment, at cost	9,583,873	9,363,206
Less accumulated depreciation	(7,269,854)	(7,101,573)
Property and equipment, net	2,314,019	2,261,633

Investments, net - marketable securities, long term	997,478	1,000,000
Right of use asset, net	117,487	185,072
Deferred tax asset	—	151,164
Other assets	81,248	85,138
Total other assets	1,196,213	1,421,374

TOTAL ASSETS	$16,050,283	$11,830,128

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short term debt	$71,178	$97,367
Operating lease, short term	111,993	105,789
Accounts payable	477,644	514,512
Customer deposits	4,236,427	1,825,595
Accrued expenses	503,439	392,233
Total current liabilities	5,400,681	2,935,496

Long term debt	—	49,149
Deferred tax liability	215,967	—
Operating lease, long term	19,338	99,834
Total liabilities	5,635,986	3,084,479

Total Shareholders’ Equity	10,414,297	8,745,649

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$16,050,283	$11,830,128

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

	THREE MONTHS ENDED SEPT. 30,		NINE MONTHS ENDED SEPT. 30,
	2023	2022	2023	2022
Revenue	$7,700,123	$5,816,838	$20,954,960	$17,648,275
Cost of revenue	6,313,460	4,645,255	16,990,090	14,104,923
Gross profit	1,386,663	1,171,583	3,964,870	3,543,352
General and administrative expense	433,656	374,193	1,285,152	1,170,782
Research and development expense	121,554	93,081	372,407	272,197
Marketing and sales expense	121,244	94,594	358,058	284,922
Income from operations	710,209	609,715	1,949,253	1,815,451
Interest (income) expense, net	(81,252)	(363)	(194,143)	11,899
Income before provision for income taxes	791,461	610,078	2,143,396	1,803,552
Income tax expense	212,677	167,375	515,233	311,575
NET INCOME	$578,784	$442,703	$1,628,163	$1,491,977
Earnings per share - basic and diluted
Income per common share
Basic	$0.13	$0.10	$0.36	$0.33
Diluted	$0.13	$0.10	$0.36	$0.33
Weighted average shares outstanding
Basic	4,530,207	4,516,518	4,528,524	4,513,785
Diluted	4,561,708	4,544,651	4,559,208	4,541,590

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

	2023	2022
CASH PROVIDED BY (USED IN):
Operating activities	$2,328,558	$2,051,679
Investing activities	(402,573)	(506,233)
Financing activities	(75,338)	(72,131)
NET INCREASE IN CASH	1,850,647	1,473,315

CASH - Beginning of period	3,947,966	4,140,942

CASH - End of period	$5,798,613	$5,614,257